UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                      Bonso Electronics International Inc.
                      ------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.003 Par Value
                         ------------------------------
                         (Title of Class of Securities)


                                   098529 30 8
                                   -----------
                                 (CUSIP Number)


                               W. Douglas Moreland
                       2727 South Havana, Aurora, CO 80014
                                 (303) 751-1104
             -------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 29, 2001
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filled" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 098529 30 8
          -----------

1      NAME OF REPORTING PERSON,
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       W. Douglas Moreland                Social Security Number:  ###-##-####
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /__/
                                                                     (b) /__/

 -------------------------------------------------------------------------------
3      SEC USE ONLY

 -------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions):    PF

--------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                          /___/

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION:    United States of America

                                    7     SOLE VOTING POWER
                                          455,000
            Number of
                                ------------------------------------------------
             Shares                 8     SHARED VOTING POWER
          Beneficially                    0
            Owned by
                                ------------------------------------------------
              Each                  9     SOLE DISPOSITIVE POWER
            Reporting                     455,000
             Person
                                ------------------------------------------------
              with               10       SHARED DISPOSITlVE POWER
                                          0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       455,000

       -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   /___/

       -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.169%

       -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions).
       IN

Item 1.  Security and Issuer

     This Statement relates to Common Stock, $0.003 par value (the "Common Stock"), of Bonso Electronics International Inc., a British Virgin Islands International Business Company ("Bonso"). Bonso's address is Unit 1106-1110, 11/F Star House, 3 Salisbury Road, Tsimshatsui, Kowloon, Hong Kong.

Item 2.  Identity and Background

(a) The name of the person filing this statement on Schedule 13D is: W. Douglas Moreland.

(b) The business address of W. Douglas Moreland is as follows: 2727 South Havana, Aurora, Colorado 80014.

(c) W. Douglas Moreland came to Denver in 1980, as the owner of Cherry Creek Dodge and in five years brought the dealership from a loser into one of the top 25 Dodge dealers in the nation. Mr. Moreland currently is owner of Moreland Automotive Companies, which includes six automobile dealerships. Mr. Moreland's company holds franchises to sell Dodge, Chrysler, Plymouth, Jeep Eagle, Pontiac, Buick, GMC, Mitsubishi, Volkswagen, Suzuki, Subaru, Hyundai, Toyota, and Kia. Moreland Automotive Companies has sales in excess of $540,000,000 US annual and total assets in excess of $140,000,000 US. In May of 1999, Mr. Moreland sold seven previously owned dealerships to Lithia Motors Corp. He currently manages those seven dealerships for Lithia Motors Corp., and is the Regional Vice President of Lithia.

     Mr. Moreland has been the recipient of the following business awards:
Chrysler Corporation, Award for Excellence; 5 Star Dealer Award; Honda Presidents Award; Ernst and Young Entrepreneur of the Year. Mr. Moreland also occupies the following positions: President of the Chrysler-Jeep Dealers Advertising Association; committee member of the Chrysler-Jeep Executive Committee for National Advertising; and President of the Dodge Dealer Council.

(d) and (e) During the last five years, W. Douglas Moreland has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) W. Douglas Moreland is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

     The source and amount of funds used by Mr. Moreland in making purchases of the Common Stock beneficially owned by him was made from personal funds intended by him to be solely used for his own investment purposes. Further, none of the funds for the purchases made by Mr. Moreland were borrowed.

Item 4.  Purpose of Transaction

     Mr. Moreland acquired the Common Stock beneficially owned by him in the ordinary course of his investing activities for investment purposes.

     Depending upon market conditions and other factors that he may deem material, Mr. Moreland may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common Stock or related securities that he now beneficially owns or may hereafter acquire in open market or privately negotiated transactions or otherwise. Except as disclosed in the preceding sentence, Mr. Moreland does not currently have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs
(a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer

(a) W. Douglas Moreland beneficially owns 455,000 shares of Common Stock constituting 8.169% of the outstanding shares of Common Stock.

(b) W. Douglas Moreland has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by him as is listed by his name above.

(c) The following transactions were effected by W. Douglas Moreland within the past sixty (60) days:


   Date of           Number of              Price Per           How Transaction               Security
Transaction       Shares/Warrants        Share/Warrant            Was Effected                Acquired
-----------       ---------------        -------------            ------------                --------

   1-16-01               25,000           $    9.0400         Open market purchase           Common Stock
   1-18-01               25,000           $    8.1875         Open market purchase           Common Stock
   2-2-01                20,000           $   10.7500         Open market purchase           Common Stock
   2-9-01                20,000           $   11.3750         Open market purchase           Common Stock
   2-15-01               34,000           $   12.3000         Open market purchase           Common Stock
   2-15-01                5,000           $   11.8275         Open market sale               Common Stock
   3-8-01                45,000           $   12.1250         Open market purchase           Common Stock
   3-29-01               10,000           $    6.1900         Open market purchase           Common Stock


(d) No person other than W. Douglas Moreland is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     W. Douglas Moreland is not aware of any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock of Bonso Electronics International Inc. involving the transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, none of the shares of Common Stock beneficially owned by W. Douglas Moreland have been pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to be Filed as Exhibits

Not applicable.


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  March 30, 2001                         Signature:


                                                /s/  W. Douglas Moreland
                                               ---------------------------------
                                               W. Douglas Moreland



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)